As filed with the Securities and Exchange Commission on August 15, 2005
File No. 001-32525

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM 10

**GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934**

AMERIPRISE FINANCIAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**13-3180631** (I.R.S. Employer Identification No.)
707 2nd Avenue South **Minneapolis, Minnesota** (Address of Principal Executive Offices)	**55474** (Zip Code)

(612) 671-3131
(Registrant's telephone number, including area code)

**Securities to be registered
pursuant to Section 12(b) of the Act:**

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $.01 per share	The New York Stock Exchange, Inc.

**Securities to be registered
pursuant to Section 12(g) of the Act:**

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND
ITEMS OF FORM 10

Item 1.	Business	See "Summary," "Risk Factors," "The Distribution," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Business" and "Our Relationship with American Express Company"
Item 2.	Financial Information	See "Summary," "Capitalization," "Selected Consolidated Financial Data," "Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations"
Item 3.	Properties	See "Our Business—Properties"
Item 4.	Security Ownership of Certain Beneficial Owners and Management	See "Management," "Principal Shareholders" and "Description of Capital Stock"
Item 5.	Directors and Executive Officers	See "Management"
Item 6.	Executive Compensation	See "Management," "Our Relationship with American Express Company" and "Description of Capital Stock"
Item 7.	Certain Relationships and Related Transactions	See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management" and "Our Relationship with American Express Company"
Item 8.	Legal Proceedings	See "Our Business—Legal Proceedings"
Item 9.	Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters	See "Summary," "The Distribution," "Capitalization," "Dividend Policy" and "Description of Capital Stock"
Item 10.	Recent Sales of Unregistered Securities	See "Description of Capital Stock"
Item 11.	Description of Registrant's Securities to be Registered	See "The Distribution," "Dividend Policy" and "Description of Capital Stock"
Item 12.	Indemnification of Directors and Officers	See "Indemnification of Directors and Officers"
Item 13.	Financial Statements and Supplementary Data	See "Unaudited Pro Forma Financial Information" and "Index to Financial Statements" and the statements referenced thereon
Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	See "Change in Accountants"
Item 15.	Financial Statements and Exhibits	See "Unaudited Pro Forma Financial Information" and "Index to Financial Statements" and the statements referenced thereon

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERIPRISE FINANCIAL, INC.

By: /s/ JAMES M. CRACCHIOLO

      Name: James M. Cracchiolo
      Title: President and Chief Executive Officer

Dated: August 15, 2005

EXHIBIT INDEX

Pursuant to the rules and regulations of the Securities and Exchange Commission, Ameriprise Financial, Inc. has filed certain agreements as exhibits to this registration statement on Form 10. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in Ameriprise Financial, Inc.'s public disclosure, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe Ameriprise Financial, Inc.'s actual state of affairs at the date hereof and should not be relied upon.

Exhibit Number	Description
2.1	Form of Separation and Distribution Agreement**
3.1	Form of Amended and Restated Certificate of Incorporation**
3.2	Form of Amended and Restated Bylaws**
4.1	Form of Specimen Common Stock Certificate
10.1	Form of Tax Allocation Agreement
10.2	Form of Transition Services Agreement**
10.3	Form of Employee Benefits Agreement
10.4	Ameriprise Financial 2005 Incentive Compensation Plan
10.5	Ameriprise Financial Deferred Compensation Plan
10.6	Ameriprise Financial Senior Executive Severance Plan
10.7	Ameriprise Financial Supplemental Retirement Plan
10.8	Form of Ameriprise Financial 2005 Incentive Compensation Plan Master Agreement for Substitution Awards
10.9	Form of Ameriprise Financial 2005 Incentive Compensation Plan Agreement for Assumed Portfolio Grant Awards
10.10	Form of Ameriprise Financial 2005 Incentive Compensation Plan Agreement for Assumed Performance Grants
10.11	Key Employee Retention Award for Mr. Berman
10.12	Key Employee Retention Award for Mr. Heath
10.13	Key Employee Retention Award for Mr. Truscott
16.1	Letter from Ernst & Young LLP addressed to the Securities and Exchange Commission, dated June 6, 2005, regarding change in certifying accountant*
16.2	Letter from PricewaterhouseCoopers LLP addressed to the Securities and Exchange Commission, dated June 3, 2005, regarding change in certifying accountant*
21.1	Subsidiaries of Ameriprise Financial, Inc.
99.1	Information Statement

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* Previously filed as an exhibit to Form 10 Registration Statement of Ameriprise Financial, Inc. filed with the Securities and Exchange Commission on June 7, 2005.

** Previously filed as an exhibit to Amendment No. 1 to Form 10 Registration Statement of Ameriprise Financial, Inc. filed with the Securities and Exchange Commission on July 25, 2005.